EXHIBIT A

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of United States securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a United States court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

(English Language Translation)

February 6, 2015

Company Name:	Daiwa House Industry Co., Ltd. (Code Number: 1925, First Section of Tokyo Stock Exchange)
Name and Title of Representative:	Naotake Ohno, President and COO
Contact:	Yuji Yamada, Executive Officer, General Manager, IR Department
Telephone No.:	+81-6-6342-1400

Company Name:	Daiwa Odakyu Construction Co., Ltd. (Code Number: 1834, First Section of Tokyo Stock Exchange)
Name and Title of Representative:	Atsushi Kanakubo, President and Representative Director
Contact:	Akiyoshi Shibata, Manager of General Affairs Department, Business Management Division
Telephone No.:	+81-3-3376-3101

Announcement Concerning Entry into Share Exchange Agreement (Simplified Share Exchange)

Between Daiwa House Industry Co., Ltd. and Daiwa Odakyu Construction Co., Ltd.

Daiwa House Industry Co., Ltd. (“Daiwa House Industry”) and Daiwa Odakyu Construction Co., Ltd. (“Daiwa Odakyu Construction”) hereby announce that they have determined, at the respective meetings of their Board of Directors held on February 6, 2015, to implement a share exchange (the “Share Exchange”) under which Daiwa House Industry will make Daiwa Odakyu Construction its wholly-owned subsidiary, and that both companies have entered into a share exchange agreement (the “Share Exchange Agreement”) as of today, as set forth below.

Subject to obtaining approval from the related authorities, including the Fair Trade Commission, the Share Exchange is scheduled to be implemented, effective as of August 1, 2015 (the “Share Exchange Effective Date”), (i) by Daiwa House Industry, using a simplified share exchange (kan-i kabushiki kokan) procedure pursuant to Article 796, Paragraph 3 of the Companies Act, without the need to obtain approval by a general meeting of shareholders, and (ii) by Daiwa Odakyu Construction, subject to approval thereof by way of a resolution at the 77th ordinary general meeting of shareholders scheduled to be held on June 25, 2015.

Prior to the Share Exchange Effective Date, the shares of Daiwa Odakyu Construction are scheduled to be delisted from the First Section of Tokyo Stock Exchange, Inc. (“TSE 1st Section”) as of July 29, 2015 (the last trading date is scheduled to be July 28, 2015).

In addition, after the implementation of the Share Exchange, Daiwa Odakyu Construction and Fujita Corporation, a wholly-owned subsidiary of Daiwa House Industry will engage in negotiations aimed at achieving a merger.

1.	Purpose of Creating a Wholly-owned Subsidiary Through the Share Exchange

The Daiwa House Group (Daiwa House Industry, its 115 subsidiaries, and 26 affiliated companies (as of December 31, 2014), shall be collectively referred to as the “Daiwa House Group”: the same shall apply hereinafter) aims to achieve a society in which everyone can live spiritually enriched lives by creating new value, using it and refining it with its customers. As a “Group that is co-creating value for individuals, communities, and people’s lifestyles,” the Daiwa House Group has engaged in comprehensive business in the life-related infrastructure industry, including business relating to single-family houses, rental housing, condominiums, existing home business, commercial facilities, business and corporate facilities. With the foregoing background, the Daiwa House Group has aimed to achieve the expansion of its operations through its efforts for achieving growth by taking advantage of its various income sources, with the basic principles being (i) the reinforcement of its core business areas and overseas development, (ii) strengthened affiliations with core businesses among a diversified range of businesses, and (iii) the development and discovery of new products and services which contribute toward the global society, while formulating the “Daiwa House Group 4th Mid-Term Management Plan ‘3G&3S’ for the Next Step,” and viewing as an opportunity for “acceleration of growth” (a) the increase of consumption taxes in Japan and the series of economic policies carried out in connection therewith, (b) the increased demand for infrastructure targeted towards the upcoming Tokyo Olympic Games and Paralympics and its impact on the economy, and (c) the transformation in the market due to the progress of economic affiliation including the integration of ASEAN economies.

Daiwa Odakyu Construction was founded under the name Nomura Gumi in October 1869 and joined the Odakyu Group in November 1971. Since joining the Daiwa House Group in April 2008, it has been engaged in construction business, civil engineering business, and real estate business, as a member of a “Group that is co-creating value for individuals, communities, and people’s lifestyles.” With such background, while formulating its “2nd Five-Year Management Plan (from 2011 to 2015)”, identifying itself as a company aiming to form a “comprehensive construction industry providing services closely tied with customers”, and employing a slogan of “Change, Challenge and Chance - Changing awareness and behavior, engaging in challenges, thereby creating chances -”, Daiwa Odakyu Construction has addressed its aims of becoming a company which can continuously grow and develop, by (i) increasing earning power through attempting to conclude exclusive contracts by employing a solutions business centered on the fields and areas in which its strengths lie, (ii) establishing technologies and processes which constitute a core competence, thereby differentiating itself from other companies; and (iii) further expanding surrounding business areas including environmental, re-development, and civil engineering renewal, as well as reinforcing various businesses.

As set out in the press release dated March 11, 2008 “Announcement Concerning Capital and Business Affiliation, Share Transfer in Connection with Transfer of Subsidiary (Odakyu Electric Railway Co., Ltd.), Change of Representative Director and Change of Trade Name (Odakyu Construction Co., Ltd.)”, with Daiwa House Industry’s purpose of developing cooperative relationships for construction work and the strengthening of its sales base in the Tokyo metropolitan area, and Daiwa Odakyu Construction’s purpose of incorporating the management know-how of Daiwa House Industry, including its sales force and its purchasing power for materials, as well as expanding the range of opportunities for receiving orders, on March 11, 2008, Daiwa House Industry, Daiwa Odakyu Construction, and Odakyu Electric Railway Co., Ltd. (“Odakyu Electric Railway”) entered into a capital and business affiliation agreement ( the “Capital and Business Affiliation Agreement”) under which Daiwa House Industry acquired part of the common stock of Daiwa Odakyu Construction held by Odakyu Electric Railway (7,168,000 shares: shareholding ratio of 33.00%) and Daiwa Odakyu Construction became an affiliated company to which the equity method is applied. In addition, since the execution of the Capital and Business Affiliation Agreement, Daiwa House Industry and Daiwa Odakyu Construction have deepened their cooperation and addressed the further strengthening of their sales forces and technological capabilities, as well as engaging in cost reduction activities, etc.

Under the circumstances surrounding the construction industry in Japan, while public construction works involved in post-disaster restoration and rehabilitation construction work have been increasing, the prices of materials have continued to soar due to entrenched labor costs and the depreciation of the yen, causing a reduction of the profits in such industry. In addition, recently, while public construction works are expected to be on the increase, supported by the so-called “National Land Strengthening Plan,” and while investment in construction is also expected to be on the increase thanks to the decision to hold the Tokyo Olympic Games, the management environment remains non-transparent, with higher possibilities of labor shortages and increased construction costs. Furthermore, it has been forecast that investment in domestic construction will be gradually reduced in the long term.

Amid such circumstances, since Daiwa House Industry and Daiwa Odakyu Construction have become aware that they must further reinforce their increasing strength and competitive power in the construction industry through the optimization of management resources and management efficiency, both companies have continued discussions on the policies for improving their corporate value. In December 2014, Daiwa House Industry offered Daiwa Odakyu Construction the chance to implement the Share Exchange; and thereafter, both companies have continued good faith consultations and negotiations.

As a result of the foregoing, for the purpose of further increasing the corporate value of both companies, they have both reached the conclusion that it would be best to facilitate decision making by means of making Daiwa Odakyu Construction a wholly-owned subsidiary of Daiwa House Industry in order to become better prepared for foregoing environmental changes in the construction industry, while further intensifying measures such as strengthening their sales force through the exchange of sales information relating to their customers, real estate, etc.; enhancing its technological capabilities through joint development of technology and technological exchange; implementing cost reduction activities through the mutual utilization of suppliers, etc. Therefore, both companies resolved, at the respective meetings of their board of directors held on February 6, 2015, to implement the Share Exchange under which Daiwa House Industry will make Daiwa Odakyu Construction its wholly-owned subsidiary.

Odakyu Electric Railway, Daiwa House Industry, and Daiwa Odakyu Construction will maintain their continued cooperative relationship based upon their mutual trust, in order to enhance the corporate value of the respective companies.

2.	Outline of the Share Exchange

(1)	Schedule for the Share Exchange

Date of resolution at meeting of the Board of Directors (Daiwa House Industry and Daiwa Odakyu Construction)	February 6, 2015

Date of execution of Share Exchange Agreement (Daiwa House Industry and Daiwa Odakyu Construction)	February 6, 2015

Record date of ordinary general meeting of shareholders (Daiwa Odakyu Construction)	March 31, 2015 (scheduled)

Date of resolution at ordinary general meeting of shareholders (Daiwa Odakyu Construction)	June 25, 2015 (scheduled)

Last trading date (Daiwa Odakyu Construction)	July 28, 2015 (scheduled)

Date of delisting (Daiwa Odakyu Construction)	July 29, 2015 (scheduled)

Share Exchange Effective Date (Daiwa House Industry and Daiwa Odakyu Construction)	August 1, 2015 (scheduled)

(Note 1)	Daiwa House Industry will implement the Share Exchange using a simplified share exchange procedure pursuant to Article 796, Paragraph 3 of the Companies Act, without the need to obtain approval by a general meeting of shareholders.

(Note 2)	The above schedule may be subject to change if any need arises in the course of the procedures for the Share Exchange, etc. by agreement between Daiwa House Industry and Daiwa Odakyu Construction.

(2)	Method of the Share Exchange

In the Share Exchange, Daiwa House Industry will be a wholly-owning parent company, and Daiwa Odakyu Construction will be a wholly-owned subsidiary. Daiwa House Industry will implement the Share Exchange by using a simplified share exchange (kan-i kabushiki kokan) procedure pursuant to Article 796, Paragraph 3 of the Companies Act, without the need to obtain approval by a general meeting of shareholders; while Daiwa Odakyu Construction will implement the Share Exchange on August 1, 2015, being the effective date of the Share Exchange, after obtaining approval for the Share Exchange Agreement at the 77th ordinary general meeting of shareholders of Daiwa Odakyu Construction scheduled to be held on June 25, 2015

(3)	Details of Allotment of Shares in the Share Exchange

	Daiwa House Industry (Wholly-owning Parent Company in Share Exchange)	Daiwa Odakyu Construction (Wholly-owned Subsidiary in Share Exchange)
Share allotment ratio in the Share Exchange	1	0.40

(Note 1)	Share allotment ratio

0.40 shares of common stock of Daiwa House Industry will be allotted and delivered for each share of common stock of Daiwa Odakyu Construction; provided, however, that no shares will be allotted in the Share Exchange for the shares of common stock of Daiwa Odakyu Construction possessed by Daiwa House Industry 7,168,000 shares (as of February 6, 2015).

(Note 2)	Number of shares of Daiwa House Industry to be delivered in the Share Exchange

The number of shares of common stock of Daiwa House Industry to be delivered in the Share Exchange: 5,816,216 shares (scheduled)

In the Share Exchange, Daiwa House Industry will newly issue 5,816,216 shares (scheduled) of common stock of Daiwa House Industry, and allot and deliver to the shareholders of Daiwa Odakyu Construction (excluding Daiwa House Industry) immediately preceding the time at which Daiwa House Industry acquires all of the issued shares of Daiwa Odakyu Construction (excluding the shares of common stock of Daiwa Odakyu Construction held by Daiwa House Industry) (the “Base Time”) the number of shares of common stock of Daiwa House Industry calculated based on the share allotment ratio stated in the above table, in exchange for the shares of common stock of Daiwa Odakyu Construction held by the relevant shareholders. As a result, the total number of issued shares of Daiwa House Industry will be 666,238,067 shares.

By way of a resolution at a meeting of the Board of Directors of Daiwa Odakyu Construction to be held no later than the day immediately preceding the Share Exchange Effective Date, since Daiwa Odakyu Construction is scheduled to redeem all of its own shares held prior to the Base Time (11,458 shares as of December 31, 2014) (the shares to be acquired by Daiwa Odakyu Construction in response to dissenting shareholders’ share purchase demands made in connection with the Share Exchange under Article 785 of the Companies Act to be included), the above-mentioned number of shares to be delivered by Daiwa House Industry may be subject to change.

(Note 3)	Treatment of shares constituting less than one unit (tangen miman kabushiki)

In the Share Exchange, each shareholder of Daiwa Odakyu Construction who will possess shares constituting less than one unit (less than 100 shares) of Daiwa House Industry will be entitled to receive Daiwa House Industry dividends on the date on or after the Share Exchange Effective Date, being the record date, in accordance with the number of such shares constituting less than one unit; provided, however, that such shareholder may not sell such shares constituting less than one unit on any financial instruments exchange. Any shareholder of Daiwa Odakyu Construction who will possess shares constituting less than one unit of Daiwa House Industry may use the following systems:

(1)	Demand for purchase of shares constituting less than one unit (selling of shares less than 100 shares):

Any shareholders who possess shares of Daiwa House Industry constituting less than one unit are entitled to demand Daiwa House Industry to purchase such shares constituting less than one unit, under Article 192, Paragraph 1 of the Companies Act.

(2)	Demand for sale of shares constituting less than one unit (additional purchase to make the number of shares held a multiple of 100 shares):

Any shareholders who possess shares of Daiwa House Industry constituting less than one unit are entitled to additionally purchase from Daiwa House Industry shares constituting less than one unit which, when aggregated with the shares constituting less than one unit possessed by such shareholder, constitute one unit (100 shares), in accordance with Article 194, Paragraph 1 of the Companies Act and the provisions of the Articles of Incorporation of Daiwa House Industry.

(Note 4)	Handling of fractions of less than one share

With respect to the shareholders of Daiwa Odakyu Construction who will be entitled to receive the delivery of fractions of less than one share of common stock of Daiwa House Industry upon the Share Exchange, Daiwa House Industry will sell the number of shares of Daiwa House Industry corresponding to the aggregate of such fractions (any fraction of less than one share included in such aggregate being rounded down) and deliver the proceeds of such sale to such shareholders in proportion to the fractions attributed to each shareholder, in accordance with Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Handling of stock acquisition rights and bonds with stock acquisition rights upon the execution of the Share Exchange

Daiwa Odakyu Construction has issued neither stock acquisition rights nor bonds with stock acquisition rights.

3.	Basis for Calculation of the Allotment and Other Related Matters Concerning the Share Exchange

(1)	Basis for Calculation of the Allotment Concerning the Share Exchange

As set out in Section 1 “Purposes of Creating a Wholly-owned Subsidiary Through the Share Exchange” above, for the purposes of further enhancing the corporate value of both companies, Daiwa House Industry and Daiwa Odakyu Construction have continued negotiations whereby it has been agreed that it is necessary to further intensify the measures addressed under the Capital and Business Affiliation Agreement, including without limitation: (i) exchange of sales information and credit information relating to the customers, real estate, etc. and enhancement of sales power through working in conjunction with Daiwa House Industry ; (ii) strengthening of technological capabilities through joint development of technology and technological exchange; and (iii) implementation of cost reduction activities through mutual utilization of suppliers and subcontractors, etc. Subsequently, in December 2014, Daiwa House Industry offered Daiwa Odakyu Construction the chance to implement the Share Exchange, and as a result of deliberations and negotiations in good faith by both companies, it was determined that the best way to proceed would be for Daiwa House Industry to make Daiwa Odakyu Construction its wholly-owned subsidiary in order to enhance the corporate value of the Daiwa House Group as a whole, including Daiwa Odakyu Construction.

As set out in (4) “Measures for ensuring fairness” below, in order to ensure the share exchange ratio under the Share Exchange and also to ensure fairness in relation to the Share Exchange, Daiwa House Industry and Daiwa Odakyu Construction each respectively commenced full-fledged discussions as follows: Daiwa House Industry retained SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), as a third-party valuation institution, and Mori Hamada & Matsumoto, as a legal advisor; while Daiwa Odakyu Construction retained Nomura Securities Co., Ltd. (“Nomura Securities”) as a third-party valuation institution, and Nakamura, Tsunoda & Matsumoto, as a legal advisor.

Daiwa House Industry and Daiwa Odakyu Construction have continuously and carefully conducted consultations and discussions, considering the valuation reports on the share exchange ratio received from the third-party valuation institutions and the advice of the legal advisors appointed by both companies, as well as taking into account the applicable financial conditions, business results, and share price movements, etc. As a result, both companies reached the conclusion that the share exchange ratio stated in Section 2. (3) “Details of Allotment of Shares in the Share Exchange” above was appropriate, and decided to implement the Share Exchange at the Board of Directors’ meetings of both companies held as of today; and both companies have thus entered into the Share Exchange Agreement.

(2)	Matters Concerning Calculation

(i) Names of Valuation Institutions and Relationship with Listed Companies

Daiwa House Industry appointed SMBC Nikko Securities as its third-party valuation institution, and Daiwa Odakyu Construction appointed Nomura Securities as its third-party valuation institution. Neither SMBC Nikko Securities nor Nomura Securities falls under related parties of Daiwa House Industry or Daiwa Odakyu Construction, nor do they have any material interest to be noted in connection with the Share Exchange.

(ii) Summary of Calculation

In order to ensure the fairness and appropriateness of the share exchange ratio in the Share Exchange, Daiwa House Industry and Daiwa Odakyu Construction, independently and separately, decided to request a valuation institution to calculate the share exchange ratio. Daiwa House Industry appointed SMBC Nikko Securities as its valuation institution, and Daiwa Odakyu Construction appointed Nomura Securities as its valuation institution.

As shares of Daiwa House Industry are listed on the TSE 1st Section and a market share price is available, SMBC Nikko Securities adopted market price analysis, as well as discounted cash flow analysis (the “DCF Analysis”) in order to reflect future business operations in their valuation of Daiwa House Industry.

Under the market price analysis, with February 5, 2015 being the record date for calculation, SMBC Nikko Securities adopted the simple average closing prices for the one-month period from January 6, 2015 to the record date for calculation and the simple average closing prices for the three-month period from November 6, 2014 to the record date for calculation, at the TSE 1st Section, respectively, in consideration of various circumstances, such as stock market conditions, during the relevant periods.

Under the DCF Analysis, SMBC Nikko Securities calculated the corporate value of Daiwa House Industry by using certain discount rates to discount future cash flows to current value based on the financial forecasts prepared by Daiwa House Industry for the business years from the year ending March 2015 to the year ending March 2019. In the profit planning on which such calculation was based, no substantial earnings increase/decrease is expected during any business year. The above-mentioned financial forecasts were not prepared based on the assumption that the Share Exchange will be implemented.

As shares of Daiwa Odakyu Construction are listed on the TSE 1st Section and a market share price is available, SMBC Nikko Securities adopted market price analysis, as well as DCF Analysis in order to reflect future business operations in the valuation of Daiwa Odakyu Construction.

Under the market price analysis, with February 5, 2015 being the record date for calculation, SMBC Nikko Securities adopted the simple average closing prices for the one-month period from January 6, 2015 to the record date for calculation and the simple average closing prices for the three-month period from November 6, 2014 to the record date for calculation, at the TSE 1st Section, respectively.

Under the DCF Analysis, SMBC Nikko Securities calculated the corporate value of Daiwa Odakyu Construction by using certain discount rates to discount future cash flows to current value based on the financial forecasts prepared by Daiwa Odakyu Construction for the business years from the year ending March 2015 to the year ending March 2018. In the profit planning on which such calculation was based, no substantial earnings increase/decrease is expected during any business year. The above-mentioned financial forecasts were not prepared based on the assumption that the Share Exchange will be implemented.

The following shows the calculation results for the number of shares of common stock of Daiwa House Industry allotted for one share of common stock of Daiwa Odakyu Construction under each analysis method.

Adopted Analysis Method	Calculation range of share exchange ratio
Market Price Analysis	0.34~0.36

DCF Analysis	0.22~0.44

In calculating the share exchange ratio, SMBC Nikko Securities adopted all relevant information received from Daiwa House Industry and Daiwa Odakyu Construction as is, in principle, and all relevant publicly available information as is, assuming that all of such materials and information, etc. were accurate and complete and that there was no fact that might have a material impact on the calculation of the share exchange ratio, which has not been disclosed to SMBC Nikko Securities, and SMBC Nikko Securities has not independently verified the accuracy and completeness thereof. In addition, SMBC Nikko Securities has not independently valued or assessed the assets and liabilities (including contingent liabilities) of Daiwa House Industry and Daiwa Odakyu Construction, their respective subsidiaries and related companies. Furthermore, SMBC Nikko Securities assumed that the financial outlook of Daiwa House Industry and Daiwa

Odakyu Construction referred to by SMBC Nikko Securities in such calculation was prepared based on the best forecasts and judgment that could be obtained from both companies at this time and that the calculation thereof reflected the information and economic conditions as of February 5, 2015.

The calculation results of the share exchange ratio submitted by SMBC Nikko Securities are not intended to express SMBC Nikko Securities’ opinion on the fairness of the share exchange ratio in the Share Exchange.

Daiwa House Industry confirmed the reasonableness of such calculation result submitted by SMBC Nikko Securities by receiving an explanation from SMBC Nikko Securities concerning the valuation method of, assumptions for and calculation process, etc. of the share exchange ratio in the Share Exchange.

On the other hand, as shares of Daiwa House Industry are listed on the TSE 1st Section and a market share price is available, Nomura Securities adopted average market price analysis, as well as DCF Analysis in order to reflect future business operations in the valuation of Daiwa House Industry.

Under the average market price analysis, with February 5, 2015 being the record date for calculation, Nomura Securities adopted the closing share price as of the record date for calculation, the simple average closing prices for the five business day period from January 30, 2015 to the record date for calculation, the simple average closing prices for the one-month period from January 6, 2015 to the record date for calculation, the simple average closing prices for the three-month period from November 6, 2014 to the record date for calculation and the simple average closing prices for the six-month period from August 6, 2014 to the record date for calculation, at the TSE 1st Section, respectively, in consideration of various circumstances, such as stock market conditions, during the relevant periods.

Under the DCF Analysis, Nomura Securities calculated the share value of Daiwa House Industry by using certain discount rates to discount future cash flows to current value based on the financial forecasts prepared by Daiwa House Industry for the business years from the year ending March 2015 to the year ending March 2019. In the profit planning on which the calculation was based, no substantial earnings increase/decrease is expected during any business year. The above-mentioned financial forecasts were not prepared based on the assumption that the Share Exchange will be implemented.

As shares of Daiwa Odakyu Construction are listed on the TSE 1st Section and a market share price is available, Nomura Securities adopted average market price analysis, as well as comparable company analysis as there are several similar listed companies and it is possible to assume the share value based on a comparison therewith, and additionally, DCF Analysis in order to reflect future business operations in the valuation of Daiwa Odakyu Construction.

Under the average market price analysis, with February 5, 2015 being the record date for calculation, Nomura Securities adopted the closing share price as of the record date for calculation, the simple average closing prices for the five business day period from January 30, 2015 to the record date for calculation, the simple average closing prices for the one-month period from January 6, 2015 to the record date for calculation, the simple average closing prices for the three-month period from November 6, 2014 to the record date for calculation and the simple average closing prices for the six-month period from August 6, 2014 to the record date for calculation, at the TSE 1st Section, respectively.

Under the comparable company analysis, Nomura Securities performed their evaluation by comparing the financial statements of Daiwa Odakyu Construction, indicating the market share price and profitability thereof, with the financial indices of a listed company engaged in business which is relatively similar to that of Daiwa Odakyu Construction, and calculated the share exchange ratio based on the results of such analysis.

Under the DCF Analysis, Nomura Securities calculated the share value of Daiwa Odakyu Construction by using certain discount rates to discount future cash flows to current value based on the financial forecasts prepared by Daiwa Odakyu Construction for the business years from the year ending March 2015 to the year ending March 2018. In the profit planning on which such calculation was based, no substantial earnings increase/decrease is expected during any business year. The above-mentioned financial forecasts were not prepared based on the assumption that the Share Exchange will be implemented.

The following shows the calculation results of the number of shares of common stock of Daiwa House Industry allotted for one share of common stock of Daiwa Odakyu Construction under each analysis method.

Adopted Analysis Method	Calculation range of share exchange ratio
Average Market Price Analysis	0.31~0.36
Comparable Company Analysis	0.33~0.45
DCF Analysis	0.31~0.47

In calculating the share exchange ratio, Nomura Securities adopted all relevant information received from Daiwa House Industry and Daiwa Odakyu Construction as is, in principle, and all relevant publicly available information as is, assuming that all of such materials and information, etc. were accurate and complete and that there was no fact that might have a material impact on the calculation of the share exchange ratio, which has not been disclosed to Nomura Securities, and Nomura Securities has not independently verified the accuracy and completeness thereof. In addition, Nomura Securities has not independently valued or assessed the assets and liabilities (including contingent liabilities) of Daiwa House Industry and Daiwa Odakyu Construction, their respective subsidiaries and related companies. Moreover, Nomura Securities assumed that the financial outlook of Daiwa House Industry and Daiwa Odakyu Construction referred to by Nomura Securities in such calculation was prepared based on the best forecasts and judgment that could be obtained from both companies at this time and that the calculation thereof reflected the information and economic conditions as of February 5, 2015.

(3)	Prospects and Reasons for Delisting

As a result of the Share Exchange, Daiwa Odakyu Construction will become a wholly-owned subsidiary of Daiwa House Industry on August 1, 2015 (the effective date of the Share Exchange), and the shares of common stock of Daiwa Odakyu Construction will, therefore, be delisted as of July 29, 2015 (the last trading date will be July 28, 2015) in accordance with the delisting criteria of the TSE 1st Section and after completion of the prescribed procedures. After the delisting, although it will be impossible to trade shares of common stock of Daiwa Odakyu Construction on the TSE 1st Section, shares of common stock of Daiwa House Industry will be allotted to each shareholder of Daiwa Odakyu Construction (Daiwa House Industry, however, is excluded) pursuant to the Share Exchange Agreement, as stated in 2.(3) “Details of Allotment of Shares in the Share Exchange” above. Given that the shares of common stock of Daiwa House Industry to be allotted to each shareholder of Daiwa Odakyu Construction upon the execution of the Share Exchange will remain listed on the TSE 1st Section after the delisting of the shares of common stock of Daiwa Odakyu Construction, and will be tradable on a financial instruments exchange on or after the Share Exchange Effective Date, it is believed that liquidity will be offered to each shareholder of Daiwa Odakyu Construction who holds not less than 250 shares of Daiwa Odakyu Construction and who will therefore receive, upon the Share Exchange, an allotment of not less than 100 shares of Daiwa House Industry (which constitutes one unit of the same), as such shareholders will be able to continue to trade shares constituting one unit or more on a financial instruments exchange market, although they may receive an allotment of shares constituting less than one unit depending on the number of shares currently held.

On the other hand, each shareholder who holds less than 250 shares of Daiwa Odakyu Construction will receive an allotment of shares of Daiwa House Industry in a number of less than 100 shares of common stock (which is the number of shares constituting one unit of Daiwa House Industry) upon the execution of the Share Exchange. Although it will be impossible to sell such shares constituting less than one unit on a financial instruments exchange, each such shareholder holding shares constituting less than one unit may request to sell such shares and/or purchase additional shares, as set forth in (Note 3) “Treatment of shares constituting less than one unit” in 2. (3) “Details of Allotment of Shares in the Share Exchange” above.

Further, for details of the treatment of fractions in the case where the number of shares of Daiwa House Industry to be delivered upon the execution of the Share Exchange includes any fractions of less than one share, see (Note 4) “Handling of fractions of less than one share” in 2. (3) “Details of Allotment of Shares in the Share Exchange” above. Each shareholder who holds shares of Daiwa Odakyu Construction is permitted to not only exercise appropriate rights stipulated in the Companies Act or other related laws and regulations but also continue to trade shares of Daiwa Odakyu Construction held by such shareholder on the TSE 1st Section, until July 28, 2015 (the last trading date (scheduled)).

(4)	Measures for Ensuring Fairness

Since Daiwa House Industry already holds 33.00% of Daiwa Odakyu Construction’s total number of issued shares, and the latter is an affiliated company with the former to which the equity method shall be applied, Daiwa House Industry and Daiwa Odakyu Construction determined that fairness should be ensured in the Share Exchange, and took the following measures therefore:

(i) Obtaining a valuation report from a third-party valuation institution

Daiwa House Industry has obtained, for its shareholders, a valuation report on the share exchange ratio dated February 6, 2015 from SMBC Nikko Securities, which is a third-party valuation institution independent from Daiwa House Industry and Daiwa Odakyu Construction. Please refer to (2) “Matters Concerning Calculation” above for the outline of the valuation report.

Please note that, Daiwa House Industry has not obtained an evaluation from SMBC Nikko Securities that the share exchange ratio of the Share Exchange is fair from a financial viewpoint for the shareholders of Daiwa House Industry (Fairness Opinion).

On the other hand, Daiwa Odakyu Construction has obtained, for its shareholders, a valuation report on the share exchange ratio dated February 6, 2015 from Nomura Securities, which is a third-party valuation institution independent from Daiwa House Industry and Daiwa Odakyu Construction. Please refer to (2) “Matters Concerning Calculation” above for the outline of the valuation report.

Please note that, Daiwa Odakyu Construction has not obtained an evaluation from Nomura Securities that share exchange ratio of the Share Exchange is fair from a financial viewpoint for the shareholders of Daiwa Odakyu Construction (Fairness Opinion).

(ii) Advice from independent law firm

Daiwa House Industry has obtained advice from a legal perspective on the various procedures involved in the Share Exchange and the method and procedures, etc. for decision making in the Board of Directors from Mori Hamada & Matsumoto who have provided advise as a legal advisor.

On the other hand, Daiwa Odakyu Construction appointed Nakamura, Tsunoda & Matsumoto in December 2014 as a legal advisor, and has obtained advice from a legal perspective on the various procedures involved in the Share Exchange and the method and procedures, etc. for decision making in the Board of Directors.

Both Mori Hamada & Matsumoto and Nakamura, Tsunoda & Matsumoto are independent from Daiwa House Industry and Daiwa Odakyu Construction, and they do not have any material interest to be noted in connection with the Share Exchange.

(5)	Measures for Avoiding Conflict of Interest

As Daiwa House Industry already holds 33.0% of Daiwa Odakyu Construction’s total number of issued shares, and the latter is an affiliated company to the former, to which the equity method is to be applied, in the meeting of the Board of Directors held today by Daiwa Odakyu Construction, a resolution was unanimously passed in relation to the Share Exchange by all of the members of the Board of Directors of Daiwa Odakyu Construction, excluding Mr. Tetsuji Ogawa who also concurrently serves as a director of Daiwa House Industry. In addition, in the aforementioned Board of Directors meeting, all of the auditors of Daiwa Odakyu Construction, except for Mr. Mikio Sasaki who also concurrently serves as Managing Executive Officer of Daiwa House Industry, attended and stated their opinion that there was no objection regarding the resolution mentioned above.

It is to be noted that, since Mr. Tetsuji Ogawa who also concurrently serves as a director of Daiwa House Industry and Mr. Mikio Sasaki who also concurrently serves as Managing Executive Officer of Daiwa House Industry have or potentially have a conflict of interest in connection with the Share Exchange, neither of such persons participated in the discussions or the resolutions in Daiwa Odakyu Construction’s Board of Directors meeting in relation to the Share Exchange, and nor did either such person participate in the consultations and negotiations with Daiwa House Industry in relation to the Share Exchange from Daiwa Odakyu Construction’s position.

4.	Outline of Parties Involved in the Share Exchange (as of December 31, 2014)

		Wholly-owning Parent Company in Share Exchange	Wholly-owned Subsidiary in Share Exchange

(1)	Company Name	Daiwa House Industry Co., Ltd.	Daiwa Odakyu Construction Co., Ltd.

(2)	Head Office	3-3-5 Umeda, Kita-ku, Osaka	4-32-22 Nishi-Shinjuku, Shinjuku-ku, Tokyo

(3)	Name and Title of Representative	Naotake Ohno, President and COO	Atsushi Kanakubo, President and Representative Director

(4)	Principal Business	Single-family houses, rental housing, condominiums, existing home business, commercial facilities, business and corporate facilities, and others	Construction business , civil engineering business, and real estate business

(5)	Capital	161,699 Million Yen	1,086 Million Yen

(6)	Date of Establishment	March 4, 1947 (Commencement of business: April 5, 1955)	January 26, 1939 (Commencement of business: October 1, 1869)

(7)	Total Number of Issued Shares	660,421,851 Shares	21,720,000 Shares

(8)	End of Fiscal Year	March 31st		March 31st

(9)	Number of Employees	(consolidated) 32,628 (as of March 31, 2014) (non-consolidated) 13,603 (as of March 31, 2014)		(non-consolidated)797 (as of March 31, 2014)

(10)	Major Business Partners	General individuals, corporations, real-estate companies, etc.		Corporations, railway companies, real-estate companies, etc.

(11)	Main Financing Banks	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Trust Bank, Limited.		Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Trust Bank, Limited.

(12)	Major Shareholders and Shareholding Ratio (as of September 30, 2014)	The Master Trust Bank of Japan, Ltd. (Trust Account)	5.02%	Daiwa House Industry Co., Ltd.	33.00%
		Japan Trustee Services Bank, Ltd. (Trust Account)	4.18%	Odakyu Electric Railway Co., Ltd.	10.87%
		Sumitomo Mitsui Banking Corporation	2.44%	Odakyu Real Estate Co., Ltd.	2.76%
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.34%	Sumitomo Mitsui Banking Corporation	2.38%
		STATE STREET BANK AND TRUST COMPANY 505225	2.05%	Japan Trustee Services Bank, Ltd. (Trust Account)	1.95%
		(Standing Proxy: Mizuho Bank, Ltd.)

(13)	Relationship Between the Participating Companies

	Capital Relationship	Daiwa House Industry holds 33.00% of the total number of issued shares of Daiwa Odakyu Construction (7,168,000 shares).

	Personal Relationship	One (1) representative director of Daiwa House Industry concurrently serves as a director of Daiwa Odakyu Construction. In addition, one (1) Management Executive Officer of Daiwa House Industry concurrently serves as an auditor of Daiwa Odakyu Construction.

	Transactional Relationship	Daiwa House Industry and Daiwa Odakyu Construction have entered into (i) construction agreement(s) in relation to condominiums, etc., in which the former is a client and the latter is a contractor, and (ii) lease agreement(s) in relation to real estate owned by the former, in which the former is a lessor and the latter is a lessee.

	Status as a Related Party	Daiwa Odakyu Construction is an affiliated company of Daiwa House Industry to which the equity method is applied; therefore, Daiwa House Industry and Daiwa Odakyu Construction are related parties to each other.

(14) Operational Results and Financial Conditions for the Recent Three (3) Years
Accounting Period	Daiwa House Industry (Consolidated)			Daiwa Odakyu Construction (Consolidated)
	Fiscal Year Ended in March 2012	Fiscal Year Ended in March 2013	Fiscal Year Ended in March 2014	Fiscal Year Ended in March 2012	Fiscal Year Ended in March 2013	Fiscal Year Ended in March 2014
Consolidated Net Assets	657,891	734,883	992,686	11,328	11,443	12,701
Consolidated Total Assets	2,086,097	2,371,238	2,665,946	54,353	55,731	51,107
Consolidated Net Assets per Share (Yen)	1,135.46	1,267.77	1,496.72	521.84	527.14	585.08
Consolidated Net Sales	1,848,797	2,007,989	2,700,318	62,243	63,395	59,592
Consolidated Operating Income	114,955	128,024	163,576	274	261	1,478
Consolidated Ordinary Income	108,506	145,395	176,366	235	235	1,759
Consolidated Net Income or Loss (▲)	33,200	66,274	102,095	316	▲198	1,133
Consolidated Net Income or Loss (▲) per Share (Yen)	57.36	114.52	161.08	14.58	▲9.13	52.21
Cash Dividends per Share (Yen)	25.00	35.00	50.00	5.0	5.0	7.0

(In million yen, unless otherwise specified)

(Note)	Daiwa Odakyu Construction has not prepared a consolidated financial statement from the fiscal year ended in March 2014 due to the absorption-type merger of its consolidated subsidiary (i.e.,Kenkey K.K.) which came into effect dated June 1, 2013, resulting in its consolidated subsidiary ceasing to exist. Accordingly, only non-consolidated operational results and financial conditions of Daiwa Odakyu Construction are provided for the Fiscal Year ended in March 2014.

5.	Status Post-Share Exchange

Wholly-owning Parent Company in Share Exchange

(1)	Company Name	Daiwa House Industry Co., Ltd.

(2)	Head Office	3-3-5 Umeda, Kita-ku, Osaka-shi, Osaka

(3)	Name and Title of Representative	Naotake Ohno, President and COO

(4)	Principal Business	Single-family houses, rental housing, condominiums, existing home business, commercial facilities, business and corporate facilities, and others

(5)	Capital	161,699 Million Yen

(6)	End of Fiscal Year	March 31st

(7)	Net Assets	Not fixed at this point.

(8)	Total Assets	Not fixed at this point.

6.	Outline of Accounting Procedures

The Share Exchange constitutes an “acquisition” under the Accounting Standard for Business Combination, and there is a prospect that goodwill (or negative goodwill) will accrue under the consolidated financial statement of Daiwa House Industry; provided, however, that the amount of such goodwill (or negative goodwill) is not yet determined at this point.

7.	Future Prospects

By way of the Share Exchange, Daiwa Odakyu Construction, which is an affiliated company of Daiwa House Industry to which the equity method is applied, is scheduled to become a wholly-owned subsidiary of Daiwa House Industry. The impact, etc. of the Share Exchange on the consolidated performance of Daiwa House Industry has not yet been fixed. Timely disclosure will be implemented in the case of any need arising for the amendment of business forecast and/or if an event to be disclosed arises in the future.

End

(Reference)	Daiwa House Industry’s Consolidated Business Forecast for the Accounting Period (as publicized on February 6, 2015) and Consolidated Operational Results for the Previous Accounting Period

	Consolidated Net Sales	Consolidated Operating Income	Consolidated Ordinary Income	Consolidated Net Income
Business Forecast for the Accounting Period (Fiscal Year ending in March 2015)	2,800,000	173,000	172,000	108,000
Results of Operation for the Previous Accounting Period (Fiscal Year ended in March 2014)	2,700,318	163,576	176,366	102,095
				(In million yen)

(Reference)	Daiwa Odakyu Construction’s Business Forecast for the Accounting Period (as publicized on January 29, 2015) and Operational Results for the Previous Accounting Period

	Net Sales	Operating Income	Ordinary Income	Net Income
Business Forecast for the Accounting Period (Fiscal Year ending in March 2015)	70,000	2,300	2,400	1,600
Results of Operation for the Previous Accounting Period (Fiscal Year ended in March 2014)	59,592	1,478	1,759	1,133
				(In million yen)